Exhibit 99.2

PRESS RELEASE

U.S. FDA Approves Merial’s NexGard™ (afoxolaner) Chewables for Treatment and Prevention of Fleas and Ticks in Dogs

 - New Oral Treatment from Sanofi’s Animal Health Division
Adds to Company’s Strong Parasiticide Portfolio -

Paris, France — September 24, 2013 — Sanofi (EURONEXT: SAN and NYSE: SNY) and its animal health division Merial today announced that the U.S. Food and Drug Administration (FDA) has approved NexGard™ (afoxolaner) Chewables for the treatment and prevention of flea infestations, and treatment and control of the American Dog tick in adult dogs and puppies, for one month.

“We are pleased to announce the FDA approval of NexGard as a new option for veterinarians,” said Carsten Hellmann, CEO of Merial. “Merial is a market leader for parasiticide products, and we have leveraged that expertise as well as our strength in chewable technologies to develop NexGard. Being on the forefront of developing innovative new products also shows our commitment to the veterinary community.”

NexGard, which has demonstrated excellent efficacy at low dose, is the first and only soft beef-flavored chew approved to kill both fleas and ticks.(1) It contains the novel active ingredient afoxolaner, an isoxazoline based compound with a new and distinct mode of action. NexGard was developed in four years from proof of concept by Merial R&D centers in The United States and Europe.

NexGard will be a prescription-only product. It will be available in four sizes for oral administration to dogs and puppies according to weight. Merial is planning to make NexGard available to veterinarians in time for the upcoming flea and tick season.

Merial already markets Frontline®, a topical flea and tick control product for dogs and cats, which is the best-selling veterinary product in the world(2). The addition of NexGard is a significant milestone in complementing Merial’s existing product portfolio and strengthening its companion animal offerings.

Important Safety Information

NexGard is for use in dogs only. The most frequently reported adverse reactions include vomiting, dry/flaky skin, diarrhea, lethargy, and anorexia. The safe use of NexGard in pregnant, breeding or lactating dogs has not been evaluated. Use with caution in dogs with a history of seizures.

For complete prescribing information please visit: http://www.merial.us/SiteCollectionDocuments/xng206188_NexGard8%205x11PI-Univers_r3.pdf

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 6,600 people and operates in more than 150 countries worldwide. Its

2012 sales were $2.8 billion. For more information, please visit www.merial.com. Merial is a Sanofi company.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Corporate Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel +33 (1) 53 77 94 74	Tel +33 (1) 53 77 45 45
jack.cox@sanofi.com	ir@sanofi.com

Merial

Natasha Mahanes

Tel +1 (678) 638-3681

natasha.mahanes@merial.com

NexGard™ is a trademark of Merial. ©2013 Merial Limited, Duluth, GA. All rights reserved.

(1) NexGard (afoxolaner) Chewables label.

(2) Source: Vetnosis